UNITED SECURITIES AND EXC
Washington, D.C. 20549

09055998

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38114

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

IAME OF BROKER-DEALER: **Tullett Liberty Securities LLC**
[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

01 Hudson Street
(No. and street)

ersey City	**NJ**	**07302**
(City)	(State)	(Zip Code)

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark G. Downey — **201-557-5751**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

K9 3/12

AB 3/18

AFFIRMATION

I, Mark G. Downey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Tullett Liberty Securities LLC. (the "Company"), as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company, nor any partner, principal officer, or director, has any proprietary interest in any account classified solely as that of a customer.

Mark G. Downey February 26, 2009

Signature Date

Chief Financial Officer

Title

Subscribed and Sworn to before me
on this 26th day of February 2009

Michelle Leacock

Notary Public

MICHELLE LEACOCK
Notary Public State of New Jersey
No. 2346037
Commission Expires June 19, 2011

TULLETT LIBERTY SECURITIES LLC
(S.E.C. I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Directors and Member of
Tullett Liberty Securities LLC:

We have audited the accompanying statement of financial condition of Tullett Liberty Securities LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

TULLETT LIBERTY SECURITIES LLC

Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	95,473,000
Deposits with clearing organizations		10,609,800
Receivables from brokers or dealers and clearing organizations		58,254,200
Due from affiliates		4,290,400
Prepaid expenses		618,100
Income tax receivable		109,500
Other assets		78,600
TOTAL ASSETS	$	169,433,600

Liabilities and Member's Interest

Liabilities

Payables to brokers or dealers and clearing organizations	$	50,382,100
Accrued personnel costs		25,133,200
Due to affiliates		863,100
Accounts payable and accrued liabilities		3,149,900
Deferred tax liabilities		162,600
Total liabilities		79,690,900

Member's Interest

Total member's interest		89,742,700
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	169,433,600

See notes to statement of financial condition.

TULLETT LIBERTY SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2008

1. ORGANIZATION

Tullett Liberty Securities LLC (the "Company") has only one member, Tullett Prebon Holdings Corp. ("TPHC"), which is a 100% owned subsidiary of Tullett Prebon Americas Holdings Inc ("TPAH"), which is a 100% wholly-owned indirect subsidiary of Tullett Prebon plc ("TP PLC"), the ultimate parent company and a United Kingdom public company.

The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also an introducing broker with the National Futures Association ("NFA").

The Company is engaged primarily as a broker of U.S. Government securities, mortgage-backed securities, equity securities and corporate bonds from its office in New York. The Company provides brokerage services in the form of either agency or principal transactions. The principal transaction business is done on a matched principal basis, whereby revenue is derived from the spread on the buy and sell transactions.

The Company cleared certain of its mortgage-backed, U.S. Government, and corporate securities through Tullett Liberty Brokerage Inc. ("TLBI"), an affiliated broker registered with the SEC and FINRA through September 30, 2008. TLBI ceased being a registered broker/dealer as of October 1, 2008 and certain of its brokers transferred to the Company at that time. During September of 2008, the Company became a direct member of Fixed Income Clearing Corporation ("FICC") and cleared its own securities directly with the clearing organizations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include personnel costs and tax. Actual results could differ materially from those estimates.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition and are included in receivables from and payables to brokers or dealers and clearing organizations.

Income Taxes— The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with a tax sharing arrangement with TPHC. Amounts due to or receivable from TPHC, with respect to current income taxes, are settled currently.

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of

management, it is more likely than not that the deferred tax assets will be realized. SFAS No. 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

In accordance with Financial Accounting Standards Board Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"), the Company has elected to defer Interpretation 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") for 2008. The Company evaluates uncertain tax positions under Statement of Financial Accounting Standards No. 5 ("FAS 5").

Fair Value— The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under SFAS No. 157 are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

In determining fair value, all financial instruments are classified within Level 1 of the fair value hierarchy. This includes $999,800 of treasury bills which are included in Deposits with clearing organizations on the statement of financial condition, $57,182,600 of money market funds included in Cash and cash equivalents on the statement of financial condition, and $128,600 of commercial paper included in Cash and cash equivalents on the statement of financial condition.

The Company also adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" as of January 1, 2008. SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company has no assets or liabilities for which it elected the fair value option.

New Accounting Developments— In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations". SFAS No. 141(R) replaced SFAS No. 141, mandating changes in the accounting for business combinations, most notably that changes in purchase price allocations, if made, are required to be applied retrospectively, whereas under SFAS No. 141, such changes were applied prospectively. SFAS No. 141(R) is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. Adoption of SFAS No. 141(R) is not expected to have a material effect on its statement of financial condition.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." SFAS No. 160 requires non-controlling ("minority") interests in a reporting entity to be reported as a component of the entity's stockholder's

equity. SFAS No. 160 is effective for an entity's fiscal year beginning after December 15, 2008, and early adoption is not permitted. The adoption of SFAS No. 160 is not expected to have a material effect on the Company's statement of financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities, and is effective for financial statements issued for fiscal years beginning after November 2008. SFAS No. 161 will not affect the Company's financial condition, results of operations or cash flows. The adoption of SFAS No. 161 is not expected to have a material effect on the Company's statement of financial condition.

On May 9, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities in accordance with U.S. GAAP. This Statement became effective in November 2008, 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption of SFAS No. 162 did not have a material effect on the Company's statement of financial condition.

3. STOCK-BASED COMPENSATION

TP PLC operates an equity-based long term incentive plan for the granting of non-transferable options to certain employees and executives of the Company. Options typically become exercisable three years after grant date. The exercise of certain options is dependent on option holders meeting performance criteria, all of which are non-market conditions. The maximum life of the options is ten years after grant date. Options are settled in equity once exercised, using shares held by an Employee Share Ownership Trust for this purpose.

The following table shows the number and weighted average exercise price for all share options outstanding:

	2008 Number of options	2008 Weighted average exercise price	
Outstanding at start of year	363,083	-	**
Granted during the year	0		
Forfeited during the year	0	-	**
Exercised during the year	(363,083)	-	**
Options outstanding at end of year	0	-	**
Exercisable at end of year	0		

** - The weighted average exercise price is less than £1.

The total intrinsic value of options exercised during 2008 was $3,287,800. The fair value of shares vested during 2008 was $3,287,800.

During 2008, 363,083 options with a weighted average exercise price of less than £1 and having an intrinsic value of $3,287,800 became vested, and all vested options were exercised resulting in no remaining vested options outstanding as of December 31, 2008.

The estimated fair value of each option granted was calculated by applying a Black-Scholes option pricing model. The model inputs were the share price at grant date, exercise price, expected volatility, expected dividends based on historical dividend payment, expected life of the option until exercise and a risk-free interest rate based on government securities with a similar maturity profile.

The model inputs for each share-based plan are set out below:

		Tullett Liberty Equity Incentive Plan	
Share price at date of grant (p)	(i), (ii)	208-267	
Exercise price (p)	(i), (ii)	-	**
Expected volatility	(iii)	30%	
Expected life (years)		3	
Risk free rate		4.50%	
Expected dividend yield		2%	
Proportion meeting performance criteria		100%	

** - The weighted average exercise price is less than £1.

Notes:

(i) Share price is a British pound quoted price in pence (p)
(ii) Rebased in 2007 for the return of capital to shareholders and in 2006 for the demerger of Collins Stewart plc
(iii) Volatility based on a 90 day average at the date of grant

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes short-term investments of $57,311,200. Short-term investments with maturity dates of less than three months consist of money market funds and treasury securities. The short-term investments are recorded at cost plus accrued interest, which approximates fair value.

The Company has a concentration in excess of 10% of its total cash and cash equivalents at a money market fund of approximately $57,182,600 and at one US financial institution of approximately $33,355,400.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

	Receivable	Payable
Commissions (net of allowance of $85,500)	$ 4,860,500	$ 64,400
Securities failed-to-deliver	49,700,800	-
Securities failed-to-receive	-	49,137,300
Clearing organizations	2,762,200	242,900
Trades pending settlement, net	819,400	-
Other (net of allowance of $1,170,000)	111,300	937,500
	$ 58,254,200	$ 50,382,100

6. INCOME TAXES

Deferred tax liabilities of $162,600 arise from temporary differences between the financial statement and taxable income. Those temporary differences include stock options, allowance for bad debts, amortization of goodwill and bonuses.

Income tax receivable of $109,500 represents overpayments for state taxes.

The effective income tax rate differs from the federal statutory rate principally due to state and local taxes and nondeductible meals and entertainment.

7. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC, NFA and FINRA, the Company is subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission ("CFTC"), which specifies uniform minimum net capital requirements. At December 31, 2008, the Company had net capital of approximately $73,491,000, which was approximately $73,241,000 in excess of the minimum net capital requirement of $250,000. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers. However, the Company does have a "Special Account for the Exclusive Benefit of Customers."

Member distributions are subject to certain notification and other provisions of the net capital rules of the SEC.

8. EMPLOYEE BENEFIT PLANS

TPHC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company may be subject to litigation. As of December 31, 2008, there were no pending legal actions against the Company. In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions substantial amounts are claimed. The Company is also involved, from time to

time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Company cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the Company's statement of financial condition.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a correspondent clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the correspondent clearing broker to charge the Company applies to all trades executed through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2008, the Company has recorded no liabilities with respect to these obligations.

10. MARKET AND CREDIT RISKS

The Company provides brokerage services for U.S. Government securities, mortgage-backed securities, equity securities and corporate bonds. Substantially all transactions are executed on a riskless principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC"). GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2008, was approximately $14,893,682,400 and $14,894,501,800 respectively. Settlement of the Company's open securities purchase and sale transactions did not have a material effect on the Company's financial position.

11. MEMBER'S INTEREST

With the exception of regulatory restrictions (see Note 7), there are no restrictions on the Company's ability to make distributions to the member.

12. RELATED-PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, fails to receive, commission revenues earned and expenses incurred on behalf of each other as comprised as follows:

	Total Receivable	Total Payable
Tullett Prebon (Securities) Ltd.	$ 109,800	$ -
Tullett Liberty Inc.	2,026,100	-
Tullett Prebon Holdings Corp.	36,300	-
Tullett Liberty Brokerage Inc.	1,709,200	-
Prebon Financial Products Inc.	-	815,000
Prebon Exchange Alliance	100	-
Tullett Prebon Group Limited	-	8,300
Tullett Prebon (USA) Inc.	-	39,800
TP (Americas) Holdings Inc.	408,900	-
	$ 4,290,400	$ 863,100

Due from affiliates includes a receivable in the normal course of business from TPHC for $36,300. This receivable represents interest bearing cash advances made to TPHC, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to the tax sharing arrangement with TPHC (see Note 2). This net amount has been subordinated to the claims of the general creditors of TPHC and bears interest at 1% over the prime rate. The remainder of due from affiliates include receivables consisting of non-interest bearing cash obligations which are payable on demand.

Due to affiliates represent payables all consisting of non-interest bearing cash advances which are payable on demand.

The Company cleared certain of its mortgage-backed, U.S. Government, and corporate securities through TLBI, an affiliated broker registered with the SEC and FINRA through September 30, 2008. Thereafter the Company cleared its own securities directly with clearing organizations.

The Company has an agreement with TPHC for the usage of a trading system.

During the year, the Company made distributions of $5,519,500 to the member, and received contributions of $45,749,200 from the member.

As noted in footnote 2, the Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TPAH (see note 6).

******

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2009

Tullett Liberty Securities LLC
101 Hudson Street
Jersey City, NJ 07302

In planning and performing our audit of the financial statements of Tullett Liberty Securities LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., CFTC, National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP